FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

                                                                                                                                   ASTRAZENECA COMPLETES ACQUISITION OF OMTHERA PHARMACEUTICALS

AstraZeneca today announced that on 18 July 2013 it completed its acquisition of Omthera Pharmaceuticals, a specialty pharmaceutical company based in Princeton, New Jersey, focused on the development and commercialisation of new therapies for abnormal levels of lipids in the blood, referred to as dyslipidemia. As announced by Omthera on 16 July, t he acquisition was approved by its shareholders.

As previously announced, the acquisition strengthens AstraZeneca's late-stage cardiovascular disease pipeline with the addition of EpanovaTM, a novel omega-3 free fatty acid composition for which Omthera submitted a New Drug Application to the US Food and Drug Administration on 9 July 2013, seeking approval for the treatment of patients with very high triglycerides (≥500 mg/dL).

Upon completion of the acquisition, AstraZeneca acquired all of the outstanding shares of common stock of Omthera for $12.70 per share, or approximately $323 million. In addition to the cash payment, each Omthera shareholder will receive one Contingent Value Right (CVR) of up to approximately $4.70 for each share of common stock that they own, equating to approximately $120 million in total, if specified milestones related to Epanova are achieved, or if a milestone related to global net sales is achieved.

About Omthera Pharmaceuticals, Inc.
Founded in 2008, Omthera Pharmaceuticals, Inc. is an emerging specialty pharmaceutical company that listed on NASDAQ in April 2013 (NASDAQ: OMTH). Led by a team of experts with exceptional experience in developing new therapies for lipid disorders, Omthera is dedicated to developing innovative therapies for the millions of patients who have elevated triglyceride levels and increased risk of cardiovascular disease. Omthera currently has 14 employees based in Princeton, New Jersey. For more information please visit:
www.omthera.com

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Michele Meixell                           +1 302 885 6351   (US)

Investor Enquiries
Colleen Proctor                           +1 302 886 4065       mob:  +1 302 373 1361
Ed Seage                                      +1 302 886 1842       mob:  +1 302 357 4882

19 July 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 July 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary